EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation

Chrome Systems, Inc.	Delaware
dealerAccess, Inc.	Delaware
Dealertrack, Inc.	Delaware
Dealertrack AAX, Inc.	Delaware
Dealertrack Aftermarket Services, Inc.	Delaware
Dealertrack Canada, Inc.	Ontario, Canada
Dealertrack CentralDispatch, Inc.	Delaware
Dealertrack ClickMotive, LLC	Texas
Dealertrack Trade Operations, LLC	Delaware
Dealertrack Data Services, Inc.	Delaware
Dealertrack Digital Services, Inc.	Delaware
Dealertrack Processing Solutions, Inc.	Delaware
Dealertrack Registration and Titling Services – Louisiana, LLC	Delaware
Dealertrack Systems, Inc.	Delaware
Derby Merger Corp.	Delaware
General Systems Solutions, Inc.	Connecticut
FDI Computer Consulting, Inc.	California
triVIN, Inc.	Delaware
VINtek, Inc.	Pennsylvania
Chrome Data Operating, LLC *	Delaware
Chrome Data Solutions, LP *	Delaware
AutoChrome Company *	Nova Scotia, Canada

* 50% ownership interest as part of the Chrome Data Solutions joint venture.